Exhibit 77.Q1 Exhibits

(b) Copies of the text of any proposals described in answer to sub-item 77D.

During the period the following matters pertaining to securities investments were approved by The DLB Fund Group's (the "Trust") Trustees, which matters were not presented to the Trust's shareholders for approval:

CHANGES TO NON-FUNDAMENTAL INVESTMENT RESTRICTIONS FOR THE DLB FUND
GROUP
Each Fund may not:

(a) Invest in (i) securities that at the time of such investment are not readily marketable, (ii) securities the disposition of which is restricted under federal securities laws, excluding restricted securities that have been determined by the Trustees of the Trust (or the person designated by them to make such determination) to be readily marketable, and (iii) repurchase agreements maturing in more than seven days if, as a result, more than 15% of the Fund's net assets (taken at current value) would then be invested in securities described in (i), (ii) and (iii) above.

[NEW LANGUAGE (b) To the extent that shares of the Fund are purchased or otherwise acquired by other series of the Trust or other series of registered open-end investment companies in the Trust's "group of investment companies" (as such term is defined in Section 12(d)(1)(G) of the 1940 Act), acquire any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act.]

It is also contrary to the present policy of the Fixed Income Fund and the Value Fund to:

[DELETED LANGUAGE (b) Purchase securities on margin, except such short term credits as may be necessary for the clearance of purchases and sales of securities.]

(c) Make short sales of securities or maintain a short position for the Fund's account unless at all times when a short position is open the Fund owns an equal amount of such securities or owns securities which, without payment of any further consideration, are convertible into or exchangeable for securities of the same issue as, and equal in amount to, the securities sold short. The Funds have no current intention in the coming year of engaging in short sales or maintaining a short position.

(d) Invest in securities of other investment companies, except by purchase in the open market involving only customary brokers' commissions, or in connection with mergers, consolidations or reorganizations. For purposes of this restriction, foreign banks or their agents or subsidiaries are not considered investment companies.

(e) Acquire more than 10% of the voting securities of any issuer.

[AMENDED LANGUAGE (f) Invest in oil, gas or other mineral leases, rights or royalty contracts or exploration or development programs. This restriction does not prevent a Fund from purchasing readily marketable securities secured or issued by companies that are not principally engaged in the business of buying and selling such leases, rights, contracts or programs.]

(g) Make investments for the purpose of gaining control of a company's management.